Contact

www.linkedin.com/in/kbardouche
(LinkedIn)
www.jackhenry.co (Company)

Top Skills

Entrepreneurship
Start-ups
Social Media

Kyle Bardouche

Founder & CEO @ JACK HENRY
Costa Mesa, California, United States

Summary

A self-driven creative and entrepreneur with a passion for people, using technology to connect people and brand building. Worked in IT for roughly 7 years and on a whim, I made a choice to start my own leather goods business and chase what I was really passionate about. What a ride that has been.

Recently, in July 2017, I launched Jack Henry. A clean, ethical, cruelty-free men's grooming brand. All our products are crafted in-house, by us. I invite you to check it out at www.jackhenry.co

I have a passion for startups, brand building and human connections.

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Experience

jack henry
Founder
May 2017 - Present (5 years 10 months)
Costa Mesa, California, United States

Jack Henry was inspired by our active lifestyle and not being able to look and feel how we want. After testing and trying to find the right product myself for over 10 years. I decided it was time to create a formula that didn't exist. It had to have two things - no artificial chemicals and it had to look natural. I created the formula right in our home that's all-natural, organic, safe, and best of all it's actually healthy for your hair.

minimal + practical body care that supports a healthy microbiome.

www.jackhenry.co

Matador Products
Director of Marketing
September 2016 - October 2018 (2 years 2 months)
Boulder, Colorado

Alpine Modern
Business Development
March 2015 - August 2016 (1 year 6 months)
Boulder, CO

HEAD OF PRODUCT & BUSINESS DEVELOPMENT

ALPINE MODERN, BOULDER, COLORADO

- Entrepreneurial approach to business and brand building
- Design, source, develop and manufacture product for AM Collection
- Design and developed over 50 products including hats, apparel, leather
goods, backpacks / travel bags, and other outdoor goods
- Negotiate cost, product placement, and production for AM Collection
- Source all raw materials domestically in the U.S. for AM Collection
- Source U.S manufacturing for product creation
- Source raw material domestically here in the U.S
- Develop partnerships for U.S. Manufacturing
- Manage production, sales, and wholesale accounts
- Develop deep relations with photographers, influencers, bloggers

HEAD OF MARKETING, E-COMMERCE

ALPINE MODERN, BOULDER, COLORADO

- Created #wherewillwegonext hashtag that has been used 50,000 times
- Create, design and manage email marketing campaigns with an open rate of
25%
- Built social media following to 70,000+ and email list 11,200+ subscribers
- Strategize / market product releases
- Create and maintain metrics dashboard measuring sales, conversions, traffic,
email tracking, social -   growth and more
- Create and manage partnerships with biggest blogs & influencers
- Oversee photography and film shoots, including sourcing, location and crew
- Interact with customers and build an elevated brand experience
- Write copy and product descriptions on alpinemodern.com

Amōs
Founder & Chief Designer
January 2014 - December 2015 (2 years)
Denver, Colorado

Amōs is for adventurers, influencers, the style conscious, rookie travelers to
seasoned travelers, and for those who appreciate a unique yet simple, clean

design. Amōs is there for your next jet-setting adventure, every day carry, that big road trip, long-awaited vacations, and everything in between.

Humana Inc.
Network Support Admin
August 2010 - August 2014 (4 years 1 month)
Green Bay, Wisconsin

• Configure/Upgrade Cisco switches, routers, and firewalls
• Manage multiple high level projects and assignments at one time
• Rack and cable HP servers, Cisco appliances, IBM Storage and EMC SAN
• Implement ILO/IP configurations on HP servers
• Project manage and design new office build outs from start to finish
• Performed rotational on-call when issues or outages arise
• Purchase and procure network equipment for projects and stock
• Support over 800+ offices and health clinics throughout the USA
• Implement and install Aruba VPN clients to home users and offices
• Responsible for the physical space / security within the data center
• Collaborate with all IT groups ex. WAN, telecom, computer, business side
• Devise and develop company wide Network IT Installations standards company wide
• Manage and maintain Network Operations inventory and logistics
• Responsible for handling all logistics and making sure project installations go smoothly

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Education

Northeast Wisconsin Technical College
 · (2005 - 2008)